MORRIA BIOPHARMACEUTICALS PLC

Gilead Raday

14 March 2007

Dear Mr. Raday

Your letter of appointment

The purpose of this letter is to amend clauses 4.1 and 6 of your letter of appointment with the company.

I set out below the proposed changes to your letter of appointment:

Clause 4.1 will be deleted and replaced by the following:

"You are entitled to be paid director's fees at the rate of £500 (five hundred pounds) per board/committee meeting payable in arrears after receipt of a VAT invoice."

The following changes will be made to Clause 6:

The phrase "second anniversary" will be replaced by "six months" each time such term is used.

If you have any questions, please do not hesitate to contact me.

Yours sincerely

/s/ Mark Cohen

For and on behalf of Morria Biopharmaceuticals plc

I agree that my Contract shall be varied by the revised terms set out in this letter with effect from the commencement of my employment.

/s/ G. Raday
14 March 2007